July 22, 2008

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.W.

Mail Stop 6010

Washington, DC 20549

Re:	Macrovision Corporation

Registration Statement on Form S-1 (File No. 333-148209)

Application for Withdrawal of Post-Effective Amendment No. 1

Ladies and Gentlemen:

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby applies for an order granting withdrawal of its Post-Effective Amendment No. 1 to its Registration Statement on Form S-3, Commission File No. 333-148209 (the “Amendment”). The Amendment was filed with the Commission on July 15, 2008.

The Amendment was filed with an incorrect header, and the registrant seeks to withdraw the Amendment so that it can re-filed with the correct header. Accordingly, we request an order granting the withdrawal of the Amendment be issued by the Commission as soon as possible.

If you have any questions regarding the foregoing application for withdrawal, please contact Jon Gavenman (650-233-8529) or Lora Blum (415-772-6909) of Heller Ehrman LLP, outside counsel for the Registrant.

Sincerely,

Macrovision Corporation

/s/ Stephen Yu

Stephen Yu

Director